

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

November 6, 2009

Patricia L. Moss
President and Chief Executive Officer
Cascade Bancorp
1100 NW Wall Street
Bend, OR 97701

> **Re:** **Cascade Bancorp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 29, 2009**
> **File No. 000-23322**

Dear Ms. Moss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

Background and Purpose of Proposals 1 and 2, page 8

1.   With regard to the disclosures contained in the Form 8-K filed October 30, 2009, revise this section to add disclosure for the following issues:

   • Disclose the exchange of the TPS for debt and include how this will affect equity and the new required capital requirements;

- Disclose the basis for the "needed" $129 million in capital (e.g., the dollar amount to get to the required levels of capital and the dollar amount of expected losses), $70 million to be raised from the public offering, $65 million to be raised in a private offering, and the effect on capital from the TPS exchange and the repayment required; and

- Whether regulatory approval has been received or is not needed for these transactions.

2. Revise the Form S-1 Summary section to add the disclosures requested above.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Patricia L. Moss
Cascade Bancorp
November 6, 2009
Page 3

of your filing or in response to our comments on your filing.

      Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3434 with any questions.

Sincerely,

Michael R. Clampitt
Senior Attorney

cc: David R. Wilson, Davis Wright Tremaine LLP